UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33356
CUSIP NUMBER P4408T158

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one): ☐  Form 10-K  ☒  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form N-SAR  ☐  From N-CSR

For Period Ended:	December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

GAFISA S.A.

Full Name of Registrant

Former Name if Applicable

Av. Nações Unidas No. 8,501, 19th Floor

Address of Principal Executive Office (Street and Number)

05425-070 - São Paulo, SP – Brazil

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)       The reason described in reasonable detail in Part III of this form could not be eliminated withoutunreasonable effort or expense
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar dayfollowing the prescribed due date; of the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gafisa S.A. (the “Company”) is unable to file its annual report on Form 20-F for the year ended December 31, 2010 within the prescribed time period without unreasonable effort or expense due to the restatement of the Company’s 2009 consolidated financial statements.

As disclosed in its current report on Form 6-K filed April 1, 2011, the Company identified certain US GAAP misclassifications that have a material effect on amounts disclosed in its US GAAP reconciliation footnote contained in its 2009 consolidated financial statements, including but not limited to, the amount of cash equivalent balances, the amount of marketable securities balances, and the related requirement to present a US GAAP consolidated statement of cash flows in Note 25.  The Company is also conducting an evaluation of certain aspects of its US GAAP revenue recognition and other potential classification errors and believes that adjustments of previously reported US GAAP amounts are also likely for these matters.  As such, the Company has determined that a restatement of its 2009 consolidated financial statements is required.

In connection with the above-mentioned restatement and as disclosed in its current report on Form 6-K filed June 27, 2011, the Company is engaging an additional independent registered public accounting firm to audit the 2009 consolidated financial statements to be filed with the U.S. Securities and Exchange Commission.  The Company cannot accurately predict when the procedures to be carried out by this independent registered public accounting firm in connection with the audit of the Company’s restated 2009 consolidated financial statements will be completed.

In light of the above, the Company is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2010.  In addition, at this stage, the Company is not in a position to determine when it will be able to file its annual report on Form 20-F for the fiscal year ended December 31, 2010.

PART IV – OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Alceu Duílio Calciolari	+5511	3025-9191
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer in no, identify report(s).    Yes ☒      No ☐

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes ☐       No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GAFISA S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2011	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

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